Exhibit 99.2
KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$25,083	$73,403	$59,110
Short-term investments	42,603	9,152	15,067
Trade receivables, net	15,215	12,340	17,882
Other accounts receivables	2,299	1,400	3,694
Inventories	23,871	23,901	21,933

	109,071	120,196	117,686

Non-Current Assets
Long-term inventories	-	165	-
Property, plant and equipment, net	21,668	19,993	21,443
Other long-term assets	160	193	250

	21,828	20,351	21,693

	130,899	140,547	139,379
Current Liabilities
Short term credit and Current maturities of convertible debentures	8,798	5,534	8,718
Trade payables	15,942	9,098	14,093
Other accounts payables	4,510	5,481	4,313
Deferred revenues	5,264	8,596	5,454

	34,514	28,709	32,578

Non-Current Liabilities
Convertible debentures	8,039	19,930	7,498
Employee benefit liabilities, net	834	770	827
Deferred revenues	6,867	10,149	8,506

	15,740	30,849	16,831
Equity
Share capital	9,203	8,983	9,201
Share premium	157,212	148,655	157,100
Conversion option in convertible debentures	2,217	3,794	2,218
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	54	121	156
Capital reserve from available for sale financial assets	93	-	(27)
Capital reserve from share-based payments	7,217	4,903	5,189
Capital reserve from employee benefits	(129)	(141)	(129)
Accumulated deficit	(91,732)	(81,836)	(80,248)

	80,645	80,989	89,970

	$130,899	$140,547	$139,379

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$16,142	$19,957	$8,721	$11,897	$50,658
Revenues from distribution	12,842	8,754	7,076	4,218	19,965

Total revenues	28,984	28,711	15,797	16,115	70,623

Cost of revenues from proprietary products	14,706	9,682	9,703	5,121	27,104
Cost of revenues from distribution	11,082	7,412	6,160	3,573	17,112

Total cost of revenues	25,788	17,094	15,863	8,694	44,216

Gross profit (loss)	3,196	11,617	(66)	7,421	26,407

Research and development expenses	8,433	6,334	5,068	2,604	12,745
Selling and marketing expenses	1,366	963	719	450	2,100
General and administrative expenses	3,994	3,975	2,037	2,719	7,862

Operating income (loss)	(10,597)	345	(7,890)	1,648	3,700

Financial income	421	165	179	79	289
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	136	(70)	97	(132)	(369)
Financial expense	(1,410)	(1,549)	(737)	(693)	(3,153)
Income (loss) before taxes on income	(11,450)	(1,109)	(8,351)	902	467
Taxes on income	34	36	11	12	24
Net Income (loss)	(11,484)	(1,145)	(8,362)	890	443
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	120	-	81	-	(27)
Net loss on cash flow hedge	(102)	(108)	(33)	(67)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	12
Total comprehensive income (loss)	$(11,466)	$(1,253)	$(8,314)	$823	$355

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$(0.32)	$(0.04)	$(0.23)	$(0.03)	$0.01

Diluted income (loss) per share	$(0.32)	$(0.04)	$(0.23)	$(0.03)	$0.01

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital		Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201		$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	(11,484)	(11,484)
Other comprehensive income (loss)	-		-	-	120	-	(102)	-	-	-	18
Total comprehensive income (loss)	-		-	-	120	-	(102)	-	-	(11,484)	(11,466)
Exercise of options into shares, net	2		104	-	-	-	-	(67)	-	-	39
Conversion of convertible debentures into shares	*	)	8	(1)	-	-	-	-	-	-	7
Cost of share-based payment	-		-	-	-	-	-	2,095	-	-	2,095
Balance as of June 30, 2014	$9,203		$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645

	Share Capital	Share premium		Conversion option in convertible debentures	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2013	$7,204	$96,874		$3,794	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net loss	-	-		-	-	-	-	-	(1,145)	(1,145)
Other comprehensive loss	-	-		-	-	(108)	-	-	-	(108)
Total comprehensive loss	-	-		-	-	(108)	-	-	(1,145)	(1,253)
Issuance of ordinary shares, net of issuance costs	1,749	51,115		-	-	-	-	-	-	52,864
Exercise of options into shares, net	30	662		-	-	-	(360)	-	-	332
Conversion of convertible debentures into shares	4	*	)	-	-	-	-	-	-	4
Cost of share-based payment	-	-		-	-	-	649	-	-	649
Balance as of June 30, 2013	$8,983	$148,655		$3,794	$(3,490)	$121	$4,903	$(141)	$(81,836)	$80,989

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2014	$9,201	$157,117	$2,217	$12	$(3,490)	$87	$6,266	$(129)	$(83,370)	$87,911
Net loss	-	-	-	-	-	-	-	-	(8,362)	(8,362)
Other comprehensive income (loss)	-	-	-	81	-	(33)	-	-	-	48
Total comprehensive income (loss)	-	-	-	81	-	(33)	-	-	(8,362)	(8,314)
Exercise of options into shares, net	2	95	-	-	-	-	(58)	-	-	39
Cost of share-based payment	-	-	-	-	-	-	1,009	-	-	1,009
Balance as of June 30, 2014	$9,203	$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645

	Share Capital		Share premium	Conversion option in convertible debentures		Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2013	$7,220		$97,185	$3,794		$(3,490)	$188	$4,696	$(141)	$(82,726)	$26,726
Net income	-		-	-		-	-	-	-	890	890
Other comprehensive income (loss)	-		-	-		-	(67)	-	-	-	(67)
Total comprehensive income (loss)	-		-	-		-	(67)	-	-	890	823
Issuance of ordinary shares, net of issuance costs	1,749		51,115	-		-	-	-	-	-	52,864
Exercise of options into shares, net	14		351	-		-	-	(229)	-	-	136
Conversion of convertible debentures into shares	*	)	4	*	)	-	-	-	-	-	4
Cost of share-based payment	-		-	-		-	-	436	-	-	436
Balance as of June 30, 2013	$8,983		$148,655	$3,794		$(3,490)	$121	$4,903	$(141)	$(81,836)	$80,989

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of January 1, 2013	$7,204	$96,874	$3,794	$-	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net income	-	-	-	-	-	-	-	-	443	443
Other comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	-	(88)
Total comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	443	355
Exercise of warrants and options into shares	62	1,275	-	-	-	-	(752)	-	-	585
Issuance of ordinary shares, net of issuance costs	1,749	51,053	-	-	-	-	-	-	-	52,802
Conversion of convertible debentures into shares	186	7,898	(1,576)	-	-	-	-	-	-	6,508
Cost of share-based payment	-	-	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2013	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Operating Activities

Net income (loss)	$(11,484)	$(1,145)	$(8,362)	$890	$443

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,315	1,515	652	692	3,001
Finance expenses, net	853	1,454	461	747	3,233
Cost of share-based payment	2,095	649	1,009	436	1,327
Loss from sale of fixed assets	-	67	-	67	24
Taxes on income	34	36	11	12	73
Change in employee benefit liabilities, net	7	52	33	32	121

	4,304	3,773	2,166	1,986	7,779
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,764	1,743	(2,472)	(3,097)	(3,445)
Decrease (increase) in other accounts receivables	530	207	770	649	(444)
Decrease (increase) in inventories and long-term inventories	(1,938)	(3,315)	4,743	(85)	(1,182)
Decrease (increase) in deferred expenses	814	28	255	139	(1,231)
Increase (decrease) in trade payables	1,898	(3,178)	(342)	(3,716)	1,579
Increase (decrease) in other accounts payables	196	960	759	1,190	264
Decrease in deferred revenues	(1,829)	(1,485)	(983)	(1,351)	(6,270)

	2,435	(5,040)	2,730	(6,271)	(10,729)
Cash paid and received during the period for:
Interest paid	(602)	(1,062)	(301)	(527)	(1,968)
Interest received	132	195	38	112	663
Taxes paid	(64)	(54)	(4)	(23)	(42)

	(534)	(921)	(267)	(438)	(1,347)

Net cash used in operating activities	$(5,279)	$(3,333)	$(3,733)	$(3,833)	$(3,854)

KAMADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Short-term investments	$(26,784)	$7,848	$(3,352)	$1,279	$1,732
Purchase of property and equipment	(1,535)	(2,747)	(919)	(1,473)	(5,643)
Proceeds from sale of equipment	-	3	-	3	8

Net cash provided by (used in) investing activities	(28,319)	5,104	(4,271)	(191)	(3,903)

Cash Flows from Financing Activities
Exercise of options into shares	39	309	39	136	562
Proceeds from issuance of ordinary shares, net	-	53,958	-	54,479	52,953
Short term credit from bank and others, net	-	(6)	-	(6)	(12)
Repayment of convertible debentures	-	-	-	-	(4,295)

Net cash provided by financing activities	39	54,261	39	54,609	49,208

Exchange differences on balances of cash and cash equivalent	(468)	505	(266)	177	793

Increase (decrease) in cash and cash equivalents	(34,024)	56,537	(8,231)	50,762	42,244

Cash and cash equivalents at the beginning of the period	59,110	16,866	33,314	22,641	16,866

Cash and cash equivalents at the end of the period	$25,083	$73,403	$25,083	$73,403	$59,110

Significant non-cash transactions
Purchase of property, equipment and intangible assets on credit	$-	$-	$-	$-	$151
Exercise of options presented as liability	$-	$23	$-	$-	$23
Exercise of convertible debentures into shares	$7	$-	$-	$-	$6,508
Issuance expenses accrued in other accounts payables	$-	$1,094	$-	$994	$-

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2014 and for the six months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-             Significant Accounting Policies

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-             Disclosure of new standards in the period prior to their adoption

a.	IFRS 15 – Revenues from contracts with customers IFRS 15 ("the Standard") was issued by the IASB in May 2014.

The Standard replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue - Barter Transactions Involving Advertising Services.

The Standard establishes a five-step model that will apply to revenues earned from contracts with customers:

Step 1 - Identifying the contract(s) with a customer, including treatment for combining contracts and contract modifications.
Step 2 - Identifying the separate performance obligations in the contract.
Step 3 - Determining the transaction price, including treatment for variable consideration, significant finance component, non-cash consideration and consideration payable to the customer.
Step 4 - Allocating the transaction price to the separate performance obligations, on a relative stand-alone selling price basis by using observable information if available or estimates.
Step 5 - Recognizing revenue when the entity satisfies a performance obligation, distinguishing between satisfying a performance obligation at a point in time or over time.

In addition the Standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Standard will apply to annual periods beginning on or after 1 January 2017. Early adoption is permitted. The Standard permits a modified retrospective approach according to which the Standard will be applied to existing contracts beginning with the current period and no restatement of the comparative periods will be required, as long as comparative disclosures under the Standard are included.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-            Disclosure of new standards in the period prior to their adoption (Cont.)

The Company is evaluating the possible effects of the Standard but currently in unable to assess its impact, if any, on the financial statements.

b.	Amendments to IAS 16 and IAS 38 - Acceptable Methods of Depreciation and Amortisation

On May 2014 the IASB issued amendments to IAS 16 and IAS 38 ("the Amendments") that relate to revenue-based depreciation and amortization.

The Amendments determine that revenue-based depreciation of an asset is inappropriate, because such revenues usually represent more factors than just the economic benefits that are consumed through use of the asset.

Revenue-based amortization of intangible assets can be implemented when the rights embodied in that intangible asset are expressed as a measure of revenue or when it can be demonstrated that revenue and the consumption of economic benefits are highly correlated.

The amendments will apply prospectively from January 1, 2016. Early adoption is permitted.

Note 4:-           Operating Segments

a.	General: The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30, 2014

Revenues	$16,142	$12,842	$28,984

Gross profit	$1,436	$1,760	3,196

Unallocated corporate expenses			(13,793)
Finance expenses, net			(853)

Loss before taxes on income			$(11,450)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30, 2013

Revenues	$19,957	$8,754	$28,711

Gross profit	$10,275	$1,342	11,617

Unallocated corporate expenses			(11,272)
Finance expenses, net			(1,454)

Loss before taxes on income			$(1,109)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30, 2014

Revenues	$8,721	$7,076	$15,797

Gross profit (loss)	$(982)	$916	(66)

Unallocated corporate expenses			(7,824)
Finance expenses, net			(461)
Loss before taxes on income			$(8,351)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30, 2013

Revenues	$11,897	$4,218	$16,115

Gross profit	$6,776	$645	7,421

Unallocated corporate expenses			(5,773)
Finance expenses, net			(746)

Profit before taxes on income			$902

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2013

Revenues	$50,658	$19,965	$70,623

Gross profit	$23,554	$2,853	$26,407

Unallocated corporate expenses			(22,707)
Finance expenses, net			(3,233)

Income before taxes on income			$467

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy Financial assets measured at fair value

	Level 1	Level 2
	In thousands
June 30, 2014
Derivatives instruments qualified for hedging	$-	$72
Marketable securities at fair value through profit or loss:
Equity shares	833	-
Mutual funds	2,379	-
Exchange traded notes	78	-
Debt securities (corporate and government)	10,972	-
	14,262	72

Available for sale debt securities (corporate and government)	$-	$28,341

	$14,262	$28,413

	Level 1	Level 2
	In thousands
June 30, 2013
Derivatives instruments qualified for hedging	$-	$183
Marketable Securities (Mutual funds) at fair value through profit or loss	4,294	-
	$4,294	$183

December 31, 2013
Derivatives instruments qualified for hedging	$-	$208
Marketable securities at fair value through profit or loss:
Equity shares	237	-
Mutual funds	469	-
Exchange traded notes	308	-
Debt securities (corporate and government)	4,678	-
	5,692	208

Available for sale debt securities (corporate and government)	$-	$9,375

	$5,692	$9,583

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Financial Instruments (Cont.)

Liabilities for which fair values are disclosed

Level 1
In thousands
June 30, 2014
Convertible debentures	$18,528

June 30, 2013
Convertible debentures	$35,235

December 31, 2013
Convertible debentures	$24,637

b.
During the six months ended on June 30, 2014 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:-	Significant events during the period

a.
The Company has undertaken certain activities to increase the production capacity of its manufacturing facility in Beit Kama. A request for approval of these adjustments from the FDA was filed. In March 2013 the FDA responded to this request by requesting additional data prior to its approval of the new manufacturing process. The Company received the approval by the FDA on July 23, 2014 .During the second quarter of 2014 an inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and reevaluation by the Company of the fair value of such inventory.

b.
On January 28, 2014, General Meeting of Shareholders of the Company approved the grant of 180,000 options to the Company’s directors and the grant of 150,000 options for the Company’s chief executive officer exercisable into 330,000 ordinary shares at an exercise price of NIS 56.94. The fair value of the options was estimated at $1.8 million. The Shareholders also approved an increase in CEO monthly fixed salary to NIS 93,000 or $26,793.

c.	On January 29, 2014 the company incorporated a subsidiary registered under the laws of England and Wales named "Kamada Biopharma Limited".